Filed by CBD Energy Limited Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Westinghouse Solar, Inc.
Commission File No. of Subject Company: 001-33695

This filing relates to the proposed merger of CBD-WS Merger Sub, Inc., a wholly owned subsidiary of CBD Energy Limited, with Westinghouse Solar, Inc., pursuant to the terms of an Agreement and Plan of Merger, dated as of May 7, 2012, by and among Westinghouse Solar, Inc., CBD Energy Limited and CBD-WS Merger Sub, Inc.

Forward-Looking And Cautionary Statements – Safe Harbor

This communication contains forward-looking statements, including with respect to the implementation and effects of a proposed merger between CBD Energy Limited (“CBD”) and Westinghouse Solar, Inc. (“Westinghouse Solar”). Statements made in this communication that are not historical in nature, including those related to future benefits and synergies of the proposed merger, financial standing, cost and supply chain improvements, competitive advantages, international distribution opportunities, growth and profitability, constitute forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “expects,” “projects,” “plans,” “will,” “may,” “anticipates,” believes,” “should,” “intends,” “estimates,” and other words of similar meaning. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. These statements are subject to risks and uncertainties that cannot be predicted or quantified, and CBD and Westinghouse Solar caution that actual results may differ materially from those expressed or implied by such forward-looking statements. These statements are subject to the following risks and uncertainties: difficulties, delays, unexpected costs or the inability to consummate the proposed merger between CBD and Westinghouse Solar and other transactions referred to in this communication and those described in the documents that CBD and Westinghouse Solar file with the U.S. Securities and Exchange Commission, or the SEC, as well as risks associated with the inherent uncertainty of future financial results, additional capital financing requirements, and development and introduction of new products by CBD, Westinghouse Solar or their respective competitors, uncertainties in the timing of availability and manufacturing volumes of products from suppliers, the effectiveness, profitability, and marketability of new products, the ability to protect and defend proprietary rights and information, the impact of current, pending, or future legislation, regulation and incentive programs on the renewable energy industry and the solar power industry, the impact of competitive products or pricing, technological changes, the ability to identify and successfully acquire and grow distribution customers, and the effect of general economic and business conditions. All forward-looking statements included in this communication are made as of the date of this communication, and neither CBD nor Westinghouse Solar assumes any obligation to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

Statement Regarding Additional Information That Will Become Available

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, CBD, Westinghouse Solar and their respective affiliates disclaim any responsibility or liability for the violation of such restrictions by any person.

This communication is being made in respect of a proposed merger involving CBD and Westinghouse Solar. In connection with the proposed merger, CBD and Westinghouse Solar will file with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus, and each of CBD and Westinghouse Solar may file with the SEC other documents regarding the proposed merger. CBD will provide disclosure and arrange for solicitation of the votes of its shareholders in accordance with Australian regulations. Such documents are not currently available. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION ON FORM F-4 CONTAINING A PROXY STATEMENT/PROSPECTUS AND OTHER FILED DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain a copy of the Registration Statement on Form F-4 containing a proxy statement/prospectus (when available) and all other documents filed with the SEC by CBD and Westinghouse Solar free of charge at the SEC’s website at www.sec.gov. Investors and security holders may also obtain copies of these documents, free of charge, from Westinghouse Solar by directing a request to Westinghouse Solar, Attention: Margaret Randazzo, (408) 402-9400, or by going to Westinghouse Solar’s website at www.westinghousesolar.com. Additionally, investors may obtain copies of these documents, free of charge, from CBD by going to CBD’s website at www.cbdenergy.com.au/.

Participants in the Merger Solicitation

Westinghouse Solar and CBD, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed merger and related matters. Information regarding Westinghouse Solar’s directors and executive officers is contained in Westinghouse Solar’s annual report on Form 10-K, filed with the SEC on March 16, 2012, and amendment on Form 10-K/A, filed with the SEC on March 26, 2012. Information regarding CBD’s directors and executive officers is contained in CBD’s statement on Schedule 13D, filed with the SEC on January 9, 2012 (as amended to date). Additional information regarding the interests of such potential participants will be included in the Registration Statement on Form F-4 containing a proxy statement/prospectus and the other relevant documents filed with the SEC (when available). Investors can also obtain free copies of these documents from CBD and Westinghouse Solar using the contact information above.

CBD Energy Limited
ABN 88 010 966 793
Registered Office
Suite 2 – Level 2
53 Cross Street Double Bay
Sydney NSW 2028
Ph +612 9363 9920
Fax +612 9363 9955
investor@cbdenergy.com.au
www.cbdenergy.com.au

September 4, 2012

ASX & MEDIA RELEASE

SANTANDER TO JOIN CBD ENERGY IN DEVELOPING THE TARALGA WIND PROJECT.

Diversified renewable energy company, CBD Energy Limited (ASX: CBD), is proceeding to develop its wind farm project at Taralga in the NSW southern highlands.

Banco Santander will hold 90% of the equity in the project (subject to completion of final due diligence) and CBD 10%. Santander is Europe’s largest bank with a market capitalisation of 49 billion euros and total assets of 1,290 billion euros.

CBD Managing Director & CEO, Gerry McGowan said “This is an exciting development for CBD and its development of the Taralga project. Banco Santander is the world’s number one bank investing in clean energy investments. In 2011, Santander participated in projects which, once built, will have a total installed capacity of 9,181 megawatts”.

Taralga is a circa $250 million project with development approval and will have an installed capacity of 106.8 MW. This will be Santander’s first wind project in Australia.

David Swindin, Santander Head of Credit Markets Asia-Pacific said “We have been working with CBD for some time on this exciting project. It is one of the few shovel ready projects in Australia with an off-take agreement. Since 2005, Santander has actively developed projects, provided advice, raised third party funds (equity and debt) and invested proprietary equity in renewable energy transactions accounting for more than 900 MW. CBD have impressed us with their professionalism and entrepreneurship and we are in the process of evaluating other projects they have brought to us.”

The project partners are well advanced in raising the debt required and finalising arrangements with the preferred turbine supplier.

When completed in 2014, Taralga would generate 300 GW hours a year of renewable energy, which would be the equivalent of meeting the annual energy need of 40,000 homes.

FOR FURTHER INFORMATION:
Mr Gerry McGowan
Managing Director, CBD Energy Limited
OR, Mr Carlo Botto
CBD Head of Strategy, Tel +61 400 926 340
OR, in the United States
Mr James Greer, Senior Vice President, US Development & Investor Relations
Tel (917) 714 4791

Media inquiries: Ian Westbrook, +61 407 958 137, ian@westbrookfin.com.au

About CBD Energy (ASX:CBD), http://www.cbdenergy.com.au/

CBD, who recently announced merger plans with Westinghouse Solar, Inc. (NASDAQ:WEST), is Australia's emerging leader in renewable energy, enabling the efficient use of renewable energy for utilities, businesses and households through operations in wind, solar, energy storage and engineering. It has become one of the largest non-utility suppliers and installers of solar energy generation equipment for both large- and domestic-scale operation in Australia. Utilizing its globally-competitive supply chain, CBD is also currently developing and profitably installing solar projects in Europe and Southeast Asia, both directly and through joint ventures.

About Banco Santander, http://www.santander.com
Banco Santander is a retail bank based in Spain and present in ten major markets. It is the Eurozone’s leading bank and is among the top 15 financial institutions worldwide in terms of market capitalisation, with more than €50 billion at the close of 2011. Founded in 1857, Banco Santander manages €1.383 billion in funds for more than 102 million clients through its network of 15,000 offices. With 3.3 million shareholders and 193,000 employees, the bank is the leading financial institution in Spain and Latin America, and holds important positions in the United Kingdom, Portugal, Germany, Poland, and the north eastern United States. In addition, its Consumer Finance division operates through Scandinavia and other European countries. Its shares are listed on the stock markets of Spain, New York, London, Lisbon, Mexico, Sao Paulo, Buenos Aires, and Milan, and are featured on 62 different indices.